SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                             ENTRADA NETWORKS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                    29382Y102
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29382Y102                    13D          Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    549,980
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                549,980
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     549,980
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.9%
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     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 29382Y102                    13D          Page 3 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    549,980
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                549,980
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     549,980
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 29382Y102                    13D          Page 4 of 6 Pages
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         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

   Item 1 is amended to read as follows:

Item 1.           Security and Issuer.
                  -------------------

                  This statement relates to shares (the "Shares") of the common stock, $.001 par value per share ("Common Stock"), of Entrada Networks, Inc., formerly known as Sync Research, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 10070 Mesa Rim Road, San Diego, California 92121.

   Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 549,980 Shares of Common Stock owned by Steel Partners II is $1,369,577. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 5(a) is amended to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 11,009,319 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000.

                  As of the close of business on January 25, 2001, Steel Partners II beneficially owned 549,980 Shares of Common Stock constituting approximately 4.9% of the Shares outstanding. Mr. Lichtenstein beneficially owned 549,980 Shares, representing approximately 4.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 549,980 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is amended to add the following:

                  (c) Steel Partners II engaged in the following transactions in the Shares during the past 60 days:

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CUSIP No. 29382Y102                    13D          Page 5 of 6 Pages
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                                     Shares of Common
             Date of Sale               Stock Sold          Price Per Share($)
             ------------               ----------          ------------------
               01/16/01                   16,400                  3.6705
               01/17/01                    5,000                  3.5938
               01/18/01                    6,200                  3.5157
               01/19/01                   24,500                  3.5036
               01/22/01                   44,800                  3.6995
               01/23/01                   19,700                  3.7204
               01/24/01                   66,800                  3.7626
               01/25/01                    3,700                  3.4459


   Item 5(e) is amended to read as follows:

                  (e) The Reporting Persons ceased to be five percent (5%) beneficial owners of the Shares of Common Stock of the Issuer on January 25, 2001.

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CUSIP No. 29382Y102                    13D          Page 6 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 25, 2001                  STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                          /s/  Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN